SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                          MATERIAL SCIENCES CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    576674105

                                 (CUSIP Number)

Stuart Z. Krinsly, Senior Executive Vice President & General Counsel, Sequa Corporation, 200 Park Avenue, New York, NY 10166; Telephone: 212-986-5500

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 30, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










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


CUSIP No.  576674105

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             Sequa Corporation
             I. D. No.  13-1885030

2.  CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*  (a)  [   ]
                                                       (b)  [   ]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

             WC BK

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [   ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

NUMBER OF SHARES       7.                    SOLE VOTING POWER
BENEFICIALLY OWNED                           1,350,000
BY EACH REPORTING
PERSON WITH            8.                    SHARED VOTING POWER
                                                             None

                       9.                    SOLE DISPOSITIVE POWER
                                             1,350,000

                       10.                   SHARED DISPOSTIVE POWER
                                               None


11. AGGREGATRE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
                                                            1,350,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                [   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            8.76%

14. TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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


Item 4.  Purpose of Transaction.

     Item 4 to the Schedule 13D Statement is hereby amended by adding the following paragraph:

     "In view of the actions of the Board of Directors and management of the Company and of the recent poor performance of the Company, Sequa has determined to sell Common Stock of the Company from time to time, based upon the market price of such Common Stock and general market conditions, the business of the Company and other factors. Sequa will continue to review its decision to sell Common Stock of the Company and may decide to seek to acquire additional Common Stock of the Company, or alternatively the Company."

                                   SIGNATURES

     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in the Schedule 13D is true, complete and correct.

                               SEQUA CORPORATION


                               By:  /s/Stuart Z. Krinsly
                                    ---------------------------------
                                    Name:  Stuart Z. Krinsly
                                    Title: Senior Executive Vice
                                             President and General Counsel

Dated:  July 30, 1998











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